Exhibit 99.1

Date: June 7, 2016	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NASDAQ

Subject: SMART Technologies Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	June 20, 2016
Record Date for Voting (if applicable) :	June 20, 2016
Beneficial Ownership Determination Date :	June 20, 2016
Meeting Date :	July 22, 2016
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	83172R207	CA83172R2072

Sincerely,

Computershare

Agent for SMART Technologies Inc.